UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

COMMISSION FILE NO. 001-31395

Canadian Superior Energy Inc.

(Translation of registrant’s name into English)

Suite 3300, 400 Third Avenue, SW

Calgary, Alberta, Canada T2P 4H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Exhibits 99.4, 99.7, 99.8, and 99.11, to this Report on Form 6-K, shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-137035) filed by Canadian Superior Energy Inc. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2007

CANADIAN SUPERIOR ENERGY INC.

/s/ Roger Harman
Roger Harman
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated November 6, 2006
99.2	Press Release, dated November 13, 2006
99.3	Press Release, dated November 14, 2006
99.4	Interim Financial Statements
99.5	Certification of Interim Filings – CFO
99.6	Certification of Interim Filings – CEO
99.7	Management’s Discussion and Analysis
99.8	Press Release, dated November 14, 2006
99.9	Press Release, dated December 22, 2006
99.10	Press Release, dated January 5, 2007
99.11	Alternate Monthly Report
99.12	Press Release, dated January 23, 2007
99.13	Cover Letter to Corrected Press Release
99.14	Corrected Press Release, dated January 23, 2007
99.15	Press Release, dated January 24, 2007
99.16	Notice of Annual Meeting of Shareholders
99.17	Amended Notice of Annual Meeting of Shareholders
99.18	Press Release, dated March 14, 2007
99.19	Notice of Annual and Special Meeting of Shareholders
99.20	Press Release, dated March 30, 2007
99.21	Press Release, dated April 3, 2007
99.22	Notice of Annual and Special Meeting of Shareholders
99.23	Management Information Circular
99.24	Form of Proxy
99.25	Notice of Annual and Special Meeting of Shareholders